SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                              SCHEDULE 13E-3/A NO.1

       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)


                         FIRSTCITY FINANCIAL CORPORATION
                         -------------------------------
                              (Name of the Issuer)


                         FIRSTCITY FINANCIAL CORPORATION
                         -------------------------------
                      (Name of Person(s) Filing Statement)


                             Special Preferred Stock
                           ($.01 par value per share)
                           --------------------------
                         (Title of Class of Securities)


                                   33761X 206
                                   ----------
                      (CUSIP Number of Class of Securities)


                                James R. Hawkins
                         FirstCity Financial Corporation
                               6400 Imperial Drive
                                Waco, Texas 76712
                                 (817) 751-1750
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                                 Steven D. Rubin
                           Weil, Gotshal & Manges LLP
                            700 Louisiana, Suite 1600
                              Houston, Texas 77002

This statement is filed in connection with (check the appropriate box):

a.  [ ]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13E-3(c) under the Securities Exchange Act of 1934.

b.  [ ]   The filing of a registration statement under the Securities Act of
          1933.

c.  [x]   A tender offer.

d.  [ ]   None of the above.


      Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies: [ ]




HOFS02...:\92\54892\0009\5267\SCH7167I.51B

                             INTRODUCTORY STATEMENT

      This Amendment No. 1 amends and supplements the Rule 13E-3 Transaction Statement (the "Schedule 13E-3") filed with the Securities and Exchange Commission on June 19, 1997, by FirstCity Financial Corporation, a Delaware corporation (the "Company"), relating to the offer by the Company to purchase all of the outstanding shares of Special Preferred Stock of the Company, upon the terms and subject to the conditions set forth in the Offer to Exchange dated June 18, 1997, as amended (the "Offer to Exchange"), and in the related Letter of Transmittal (which together constitute the "Offer").

      This Amendment No. 1 reflects the extension by press release dated July 18, 1997 of the date and time at which the Offer to Exchange expires from 12:00 midnight, New York City time, on July 18, 1997 to 5:00pm, New York City time, on July 31, 1997.

      Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13E-3 or in the Offer to Exchange.

      The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of information included in response to the Items of this Amendment in the Schedule 13E-4 (as so amended, the "Amended Schedule 13E-4").

                              Cross Reference Sheet

   Item in                                          Location in
Schedule 13E-3                                Related Schedule 13E-4
--------------                                ----------------------

Item 4(a)..........................................      *
Item 16............................................  Item 8(e)
Item 17(d).........................................  Item 9(a)

-------------------------

*     There is no applicable Item contained in the Related Schedule 13E-4.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in Item 4(a) of the Schedule 13E-3 is hereby amended as follows:

            As set forth in the Press Release, dated July 18, 1997, which is attached hereto as exhibit 99.(d)(5) (the "Press Release"), the complete text of which is incorporated herein by reference, the Company has extended the time and date of expiration of the Exchange Offer to 5:00pm, New York City time, on Thursday, July 31, 1997 (the "New Expiration Date").


ITEM 16.  ADDITIONAL INFORMATION

            The information set forth in Item 4(a) of Amendment No. 1 to the Company's Schedule 13E-3 is incorporated herein by reference.


ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

            99.(d)(5) Press Release, dated July 18, 1997.

                                    SIGNATURE



      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     FirstCity Financial Corporation

                                     By:    /s/ James R. Hawkins
                                         ------------------------------------
                                     Name: James R. Hawkins
                                     Title: Chairman of the Board,
                                            Chief Executive Officer and
                                            Director


July 18, 1997